[redacted]

08004000

RECEIVED

2008 JUL 29 A 7:24

FFICE OF INTERNATIONAL
CORPORATE FINANCE

FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

PROCESSED
JUL 30 2008
THOMSON REUTERS

"Letter to Shareholders"

Released: 29 July 2008

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 7/29

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

29 July 2008

Company Announcements Office
Australian Securities Exchange Limited
Level 1
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Re: Letter to Shareholders

Pursuant to Listing Rule 3.17, attached is a copy of a letter which is being sent to shareholders.

Yours faithfully,

Robert K Dudfield
Assistant Company Secretary

FOSTER'S
GROUP

29 July 2008

Dear Shareholder,

On 10 June, Foster's announced a revised earnings outlook for the 2008 financial year and a non-cash write down to wine asset carrying values. The Board also accepted the resignation of Chief Executive Officer, Trevor O'Hoy.

Appointed CEO in March 2004, Trevor has led Foster's through a period of significant structural and business change. On behalf of the Board, I want to sincerely thank Trevor for his hard work and dedication throughout his 33 year career with Foster's.

Following Trevor's resignation, Ian Johnston, a non-executive Director on the Foster's Board since September 2007, has agreed to assume the interim role of Acting Chief Executive Officer, effective 21 July. Ian is a former Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London and has extensive experience in the international beverage and consumer goods sector.

A rigorous international search is underway to identify Trevor's permanent successor.

The fundamentals of our business remain strong and the actions taken are measured and proportionate to the challenges that we face. Foster's retains a robust financial position and continues to generate outstanding cash flows.

We own a great company. The beer division is delivering consistently strong financial returns and, while financial returns from our wine assets are not acceptable, we own leading international brands with excellent potential.

Economic conditions are challenging and the continued strength of the Australian dollar has reduced earnings and returns. Our focus now is very clear - to consider all options to improve shareholder returns from wine and to exploit the growth potential of our leading portfolio of global brands.

In April this year, we began a broad-ranging strategic review of our wine business, focusing on where we compete, how to capitalise on the growth characteristics of the wine category and the optimal structure and operation of our wine business into the future. I am overseeing this review personally on behalf of the Board.

I look forward to updating you on progress at our Annual General Meeting in Melbourne, scheduled for 29 October. Our financial results for the year ended 30 June 2008 will be available from www.fostersgroup.com after lodgement with the Australian Securities Exchange on the morning of 26 August.

Yours sincerely,

David Crawford, Chairman

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

END